

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 7, 2007

Scott H. Pearce
President and Chief Executive Officer
BioFuel Energy Corp.
1801 Broadway, Suite 1060
Denver, CO 80202

> **Re: BioFuel Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 24, 2007**
> **File No. 333-139203**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Recapitalization, page 31

2. We have reviewed your response to comment 27 in our letter dated January 4, 2007. It is unclear whether there are any preferential ratios and if so, how are they going to be accounted for. Please advise.

Description of capital stock, page 91

3. We note your response to comment 47 in our letter dated January 4, 2007. Please include a detailed description of the BioFuel Energy, LLC operating agreement. We note that you intend to file the agreement as an exhibit in a subsequent amendment.

   Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

         Sincerely,

         Pamela A. Long
         Assistant Director

cc: Ronald Cami, Esq.
   Cravath, Swaine & Moore LLP
   825 Eight Avenue
   New York, NY 10019